[Third Point Letterhead]

Via fax and U.S. Mail
---------------------

November 4, 2005

Mr. David E. Robinson,
Chairman, President & CEO
Ligand Pharmaceuticals Incorporated
10275 Science Drive Center
San Diego, CA 92121-1117

Dear Mr. Robinson:

We were dismayed to learn on Tuesday that Ligand Pharmaceuticals Incorporated ("Ligand" or the "Company") had missed yet another deadline for producing its revised financial statements for 2002 through 2005 and had thereby lost the opportunity for "fast track" re-listing on NASDAQ. This setback for Ligand's shareholders has been compounded by the Company's unwillingness to communicate as to the status of the audit, or anything else transpiring at Ligand, at exactly the time when shareholder communication is most important. It is now more essential than ever that changes be made on the Board of Directors and that the Board immediately focus on a process of enhancing shareholder value.

We have brought suit in Delaware to require that Ligand's long-delayed annual meeting be held promptly, and a hearing on that suit is scheduled for November
14. Regardless of when a meeting for the election of directors is held, or when the Company's audited financials are finally released, we intend to propose, as we've previously explained, either a slate of three nominees or a full slate of eight at the next stockholders meeting.

Although we believe that our running a full slate of nominees and taking control of the Board would be a far better outcome than the status quo, we believe that we will have a fair opportunity to achieve our goals with a negotiated settlement. A settlement will be less costly and disruptive to management, the Board of Directors and shareholders than a proxy contest, and most importantly it will accelerate the pro-shareholder program we believe has become necessary. However, if a settlement is not reached, we will commence a proxy contest and are prepared to see it through.

The accompanying settlement agreement sets forth the terms on which we are willing to forgo a proxy contest. If the company is prepared to sign the agreement by 5:00 p.m. on November 11, 2005, we will immediately be in a position to work together with you to achieve the best possible results for Ligand's stockholders and the Company. If the agreement cannot be signed by that time, we will move forward with a proxy contest for control of the Board and, if successful, will initiate a value enhancement program as soon as practicable.

Mr. David E. Robinson
November 4, 2005
Page 2


Previously, you have indicated that you would require biographical information about our nominees before being in a position to evaluate them as Board candidates. Attached to this letter you will find relevant biographical and other information, which will be supplemented by the information in the preliminary proxy materials that we intend to file early next week.

Should you have any questions about the attached settlement agreement, please direct them to our counsel, Michael A. Schwartz, of Willkie Farr & Gallagher LLP, at (212) 728-8267.

Sincerely,


Daniel S. Loeb

cc:   Paul V. Maier
      Henry F. Blissenbach
      Alexander D. Cross, Ph.D.
      John Groom
      Irving S. Johnson, Ph.D.
      John W. Kozarich, Ph.D.
      Carl C. Peck, M.D.
      Michael A. Rocca

Mr. David E. Robinson
November 4, 2005
Page 3


     Biographical and Certain Other Information for the Third Point Nominees to the Board of Directors of Ligand Pharmaceuticals Incorporated

            Daniel S. Loeb, age 43, is Founder and CEO of Third Point LLC, an investment management firm founded in 1995. Third Point invests both long and short in securities involved in event driven and special situations. The firm is based in New York, with offices in Los Angeles, Sunnyvale, Hong Kong, and Bangalore and expects to open shortly its London office. In 1994, prior to founding Third Point, Mr. Loeb was Vice President of High Yield sales at Citigroup, and from 1991 to 1993, he was Senior Vice President in the distressed debt department at Jefferies & Co. Mr. Loeb began his career as an Associate in private equity at Warburg Pincus in 1984. Mr. Loeb is also Chairman of the Board of American Restaurant Group, Director of Fulcrum Pharmaceuticals and former Director of Radia Communications, prior to its sale to Texas Instruments in July 2003. He is a Trustee of Prep for Prep, an organization dedicated to facilitating education and career opportunities for underprivileged youth. Mr. Loeb graduated with an A.B. in Economics from Columbia University in 1984.

            Jeffrey R. Perry, age 45, is Senior Advisor of Third Point LLC. From 2003 to earlier this year Mr. Perry was a partner at Kynikos Associates, Ltd. From 2001 to 2003 Mr. Perry was a senior portfolio manager at SAC Capital Advisors. From 1993 to 2001 Mr. Perry was a general partner and co-Director of Research at Zweig-DiMenna Associates, a large New York-based hedge fund. In all, Mr. Perry has been employed in the money management business for 23 years, the last 17 at senior levels at major hedge funds. Mr. Perry is a Director of the Belin-Blank Center for gifted education at the University of Iowa. He graduated Magna Cum Laude from Georgetown University with a B.A. in American Studies.

            Brigette Roberts, MD, age 30, graduated from Harvard University in 1995 with a B.A. in Physics and Chemistry. She then attended NYU Medical School, where she graduated with an MD in 1999 and completed one year of general surgical residency in 2000. Subsequent to this, she worked as an associate healthcare analyst at Thomas Weisel Partners and Sturza's Medical Research. Prior to joining Third Point in January 2005, she ran a healthcare portfolio for two years at DKR Capital. She currently covers healthcare investments for Third Point LLC.

The business address of each of the Third Point Nominees is:

      Third Point LLC
      390 Park Avenue
      New York, NY 10022

Mr. Loeb and Dr. Roberts reside in New York County, New York, and Mr. Perry resides in Westchester County, New York.

Except as set forth in the Schedule 13D and amendments thereto filed by Third Point LLC, Third Point Offshore Fund, Ltd. and Daniel S. Loeb with respect to the Ligand's common stock, none of the Third Point Nominees beneficially owns any shares of any class of Ligand's capital stock.


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